Exhibit 99.1

December 22, 2015

To:	To:
Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Notification Regarding Intent to Sell Shares of First Capital Realty Inc.

Gazit-Globe Ltd., or the Company, hereby reports that, in accordance with Canadian law, on December 21, 2015, a wholly owned subsidiary of the Company filed a notice with the Canadian securities administrators of its intention to sell up to 6.5 million shares of the Company’s consolidated subsidiary, First Capital Realty Inc., or FCR, representing approximately 2.9% of FCR’s issued share capital and voting rights, via private agreement and/or through the facilities of the Toronto Stock Exchange.

Under Canadian law, the Company (through its subsidiary), as the controlling shareholder of FCR, is permitted to sell those shares commencing in seven days, and for a period expiring 30 days after such notice.

It is hereby clarified that as of the current time, neither the Company nor its subsidiary has entered into any agreement to sell those shares, and that the notice provided by the Company’s subsidiary does not obligate it to sell all or part of the shares. Upon the sale of such shares the Company will issue another report.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.